

June 3, 2014

Via E-Mail
C. Steven Guenthner
Chief Financial Officer
Almost Family, Inc.
9510 Ormsby Station Road
Suite 300
Louisville, KY 40223

> **Re: Almost Family, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 001-09848**

Dear Mr. Guenthner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29
Non-GAAP Financial Measure, page 42
EBITDA, page 42

1.   We note from page 43 that you include stock-based compensation in your calculation of EBITDA. To the extent EBITDA includes adjustments beyond those contemplated by the acronym (e.g., depreciation of fixed assets, amortization of intangible assets, interest, etc), please confirm to us that you will revise future filings to characterize the title of EBITDA as adjusted EBITDA or other applicable title. Refer to Section 103 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining